                   [LETTERHEAD - MICHAEL FOODS, INC. NEWS]

MICHAEL FOODS REPORTS SECOND QUARTER FINANCIAL RESULTS

MINNEAPOLIS, July 25 -- Michael Foods, Inc. today reported financial results for the second quarter and first half ended June 30, 2001. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended
June 30, 2001 were $37.0 million compared to $35.8 million in 2000's second quarter, an increase of 4%. Net sales for the three months ended June 30, 2001 were $295.1 million compared to $266.6 million, an increase of 11%. EBITDA for the six months ended June 30, 2001 was $68.8 million compared to $66.9 million in 2000's first half, an increase of 3%. Net sales for the six months ended
June 30, 2001 were $570.7 million compared to $518.5 million, an increase of 10%.

Commenting on the results, Chairman and Chief Executive Officer Gregg A. Ostrander said, "We were pleased to generate an increase in EBITDA for both the second quarter and the first half of the year given the challenges of low egg markets and high butter fat-related markets. Strong unit sales growth, particularly from our non-egg products operations, allowed us to overcome some gross margin pressures caused by these commodity factors. Our performance during this relatively difficult market period underscores the strength and stability of our businesses."

Addressing divisional results, Ostrander added, "Egg Products experienced another quarter of lackluster earnings results on the industrial products side due to continued low prices in these markets, which was offset by strong profit growth in certain value-added egg products. Refrigerated Distribution results showed strong sales growth, as a result of both good distributed products real sales gains and inflationary impacts. EBITDA, however, fell as a result of the dramatic contrast in the raw material environment from a year ago, when low cheese and butter prices benefited margins. Potato Products results continued to show the steady growth in sales and EBITDA that this division has experienced in recent quarters, driven by the continued growth of our Simply Potatoes(R) business and the addition of new foodservice accounts. Lastly, Dairy Products remained in a strong recovery mode versus the disappointing results of the past two years. Gallons sold in the quarter rose by nearly 20%. This robust volume growth, combined with a margin recovery in the core dairy mix business and improved plant operations, drove second quarter EBITDA sharply higher versus 2000 levels."


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Ostrander concluded, "Beyond growing our businesses, we are very focused on generating cash flow to reduce the debt we added to affect our going-private transaction of early April of this year. Our debt levels are lower than our original plan, as cash flow has been strong. We have reduced our outstanding debt by approximately $15 million since the closing of our transaction in early April 2001."

Unaudited segment data follows (in thousands):


                                                                             Company
                                         --------------------------------------------------------------------------------
                                             Egg       Refrigerated      Dairy       Potato
                                           Products    Distribution     Products    Products    Corporate      Total
                                         --------------------------------------------------------------------------------
THREE MONTHS ENDED JUNE 30, 2001:
External net sales                         $162,582       $64,431       $51,821      $16,275        N/A       $295,109
Intersegment sales                            2,862             1             -          845        N/A          3,708
Depreciation and amortization                12,380           642         1,010        1,561         10         15,603
EBITDA*                                      29,269         2,877         3,058        3,120     (1,291)        37,033




                                                                           Predecessor
                                          --------------------------------------------------------------------------------
                                              Egg       Refrigerated      Dairy       Potato
                                           Products    Distribution     Products    Products    Corporate      Total
                                          --------------------------------------------------------------------------------
THREE MONTHS ENDED JUNE 30, 2000:
External net sales                         $156,835       $55,189       $39,903      $14,689        N/A       $266,616
Intersegment sales                            2,942            40             -          613        N/A          3,595
Depreciation and amortization                 8,808           333         1,165        1,348         31         11,685
EBITDA*                                      27,891         4,161         2,293        3,033     (1,623)        35,755
THREE MONTHS ENDED MARCH 31, 2001:
External net sales                         $163,529       $61,185       $35,328      $15,585        N/A       $275,627
Intersegment sales                            4,246             -             -        1,003        N/A          5,249
Depreciation and amortization                 9,610           316         1,271        1,278         34         12,509
EBITDA*                                      24,424         3,955         2,011        2,966     (1,612)        31,744
THREE MONTHS ENDED MARCH 31, 2000:
External net sales                         $153,553       $56,248       $28,029      $14,096        N/A       $251,926
Intersegment sales                            2,885            18           485          555        N/A          3,943
Depreciation and amortization                 9,056           344         1,165        1,355         31         11,951
EBITDA*                                      24,451         4,649           979        2,656     (1,583)        31,152

* as defined in our senior credit facility

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, specialty dairy products and refrigerated potato products. Principal subsidiaries include Papetti's Hygrade Egg Products, Inc., M.G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Kohler Mix Specialties, Inc. and Northern Star Co.

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Consolidated statements of earnings follow (in thousands):

                               MICHAEL FOODS, INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS


                                                                             Predecessor
                                                Company      -------------------------------------------
                                             -------------                 Three Months Ended
                                              Three Months   --------------------------------------------
                                                  Ended         June 30,       March 31,       March 31,
                                              June 30, 2001       2000            2001           2000
                                             --------------  -------------- --------------- --------------


Net sales                                        $295,109        $266,616         $275,627         $251,926

Cost of sales                                     244,855         216,981          227,707          205,071
                                                 --------        --------         --------         --------

  Gross profit                                     50,254          49,635           47,920           46,855

Selling, general & administrative                  30,294          25,706           27,376           27,956
Transaction expenses                                   --              --           11,050               --
                                                 --------        --------         --------         --------

  Operating profit                                 19,960          23,929            9,494           18,899

Interest expense, net                              16,241           3,304            3,293            2,950
                                                 --------        --------        ---------         --------

  Earnings before income taxes and
    extraordinary item                              3,719          20,625            6,201           15,949

Income tax expense                                  2,050           8,350            2,430            6,460
                                                 --------        --------         --------         --------

  Earnings before extraordinary item                1,669          12,275            3,771            9,489

Extraordinary item--early
  extinguishment of debt, net of taxes                 --              --           (9,424)              --
                                                 --------        --------         --------         --------


  NET EARNINGS                                   $  1,669        $ 12,275         $ (5,653)        $  9,489
                                                 ========        ========         ========         ========


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7-25-01